October 25, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:                       Terence O’Brien
                                                                              Branch Chief

Re:                             Polypore International, Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 26, 2013
Form 10-Q for Fiscal Quarter Ended June 29, 2013

Filed August 8, 2013

File No. 1-32266

Ladies and Gentlemen:

Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended December 29, 2012, filed with the Commission on February 26, 2013, and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2013, filed on August 8, 2013.

For your convenience and reference, we repeat your comments below using the numbering in the comment letter and our responses follow.

Form 10-K for Fiscal Year Ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Impairment of intangibles and goodwill, page 31

1.                                      Please address the following comments in future filings regarding your impairment analysis of indefinite-lived intangibles and goodwill:

•                  It does not appear that you have addressed the nature of the annual impairment testing and critical assumptions and estimates used by management in assessing your indefinite-lived intangibles for impairment. Please expand your disclosures accordingly;

•                  You indicate that the fair value of your reporting units exceeded their respective carry amounts by substantially more than 10%. Based on this disclosure, it is not clear whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used

11430 N. Community House Road
Charlotte, N.C. 28277

to estimate the fair values. Please clarify whether the fair values of the reporting units are considered to be substantially in excess of their carrying values;

•                  Please clarify whether you chose the option to assess certain qualitative factors and/or used the quantitative two-step goodwill impairment test;

•                  If you utilized qualitative factors to assess goodwill for impairment, please disclose, if true, that the fair values of the reporting units in your prior step one analysis were considered to be substantially in excess of their carrying values. If you assessed the qualitative factors without also performing the quantitative two-step goodwill impairment test for reporting units that did not have fair values substantially in excess of their carrying values and have goodwill that is at risk for a material impairment charge, please expand your disclosures to identify those reporting units. Please also fully discuss any relevant adverse events and circumstances that could affect the significant inputs used to determine the fair value of your reporting unit and how you considered the extent to which each of the adverse events and circumstances identified could affect the significant inputs used to determine the fair value of the reporting unit. Please also address whether there were any positive and mitigating events and circumstances that could affect the significant inputs used to determine the fair value of the reporting unit; and

•                  If you utilized the quantitative two-step goodwill impairment test, please disclose this fact. Please also expand your disclosure for any reporting units that did not have fair values substantially in excess of their carrying values and have goodwill that is at risk for a material impairment charge to provide the following:

•                  Identification of the reporting unit;

•                  A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value;

•                  A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•                  A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value of the reporting unit.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment.

Company Response:  The Company does not believe that indefinite-lived intangible assets are material and believes that the related annual impairment test for these assets should not be disclosed as a critical accounting policy.  The carrying amount of the Company’s indefinite-lived intangibles was $11,383,000 at December 29, 2012, which is less than 1% of total assets.  In future filings, the Company will revise its disclosure of critical accounting policies to eliminate the reference to impairment testing of indefinite-lived intangible assets.

In performing its annual goodwill impairment test for 2012, the Company used the quantitative two-step test and the results indicated that the fair values of its reporting units were substantially in excess of their respective carrying amounts.  The Company will revise its disclosures in future filings to address the Staff’s comments accordingly.

Results of Operations, page 33

Gross Profit, page 33

2.                                      We have the following comments regarding your gross profit discussion:

•                  Expand your gross profit discussion to separately quantify the impact related to lower sales, costs associated with growth investments and costs to export lead-acid separators from U.S. and Europe production facilities to meet growing demand in Asia;

•                  Identify the nature of the costs associated with growth investments;

•                  Quantify the change in capacity utilization between periods and explain how that measure has impacted your gross margins; and

•                  Disclose the extent to which specific product lines had a disproportionate impact on your gross margins.

Please provide us with the discussion and analysis you would have included in your Form 10-K in response to this comment for your comparison of fiscal years 2012 and 2011.

Company Response:  The Company respectfully notes that it discloses in Management’s Discussion and Analysis the nature of the items impacting gross margins on a consolidated basis and provides additional details for these items in the discussion of operating results by financial reporting segment.  In future filings, the Company will provide cross references between the discussion of operating results on a consolidated basis and the discussion of operating results by financial reporting segment, where applicable.

The Company respectfully notes that in its discussion of segment operating results for the Electronics and EDVs segment in the Management’s Discussion and Analysis portion of the 2012 Form 10-K (page 36), it disclosed the nature of growth investments as “fixed costs required to operate the new capacity, including costs to start-up and qualify portions of the equipment and non-cash depreciation expense of $6.7 million in 2012.”  The Company estimates that total incremental fixed costs required to operate the new capacity in 2012 was approximately $15.0 million, including non-cash depreciation expense of $6.7 million.  The Company is not able to separately quantify the portion of these costs related to the start-up and qualification of new capacity.  The Company does not expect the incremental costs associated with already completed capacity expansions to have a continuing impact on the comparison of operating income in 2013 and beyond.  The Company will discuss the impact of growth investments on operating income in future filings to the extent applicable.

The Company respectfully notes that in its discussion of segment operating results for the Transportation and Industrial segment in the Management’s Discussion and Analysis portion of the 2012 Form 10-K (page 36), it disclosed that the decline in operating income margins from 2011 to 2012 was due to higher sales in Asia, which resulted in higher costs to export goods to Asia and costs associated with growth investments.  The Company cannot separately quantify the costs of exporting goods from its U.S. and European manufacturing facilities to Asia, which includes higher production costs in the U.S. and Europe as compared to Asia and shipping costs, offset to some extent by the positive impact of higher utilization of worldwide production capacity.  The Company also notes that the costs associated with growth investments were not material for separate quantification and are not expected to have a continuing impact on the comparison of operating income in 2013 and beyond.  The Company will discuss the impact of growth investments on operating income in future filings to the extent applicable.

The Company respectfully notes that in its discussion of segment operating results for the Electronics and EDVs segment in the Management’s Discussion and Analysis portion of the 2012 Form 10-K (page 36), it disclosed capacity utilization in terms of sales capacity.

The Company respectfully believes that its segment disclosures and related discussion of segment operating results in the Management’s Discussion and Analysis portion of the 2012 Form 10-K address the impact of specific product lines on operating results.  In the fourth quarter of 2011, the Company disaggregated the two operating segments of its energy storage business into two reporting segments.  As a result, the Company reports segment operating results for three reportable segments:  Electronics and EDVs, Transportation and Industrial, and Separations Media.  Also, in its response to the Staff’s comment related to “Results of Operations, Gross Profit, page 33” above, the Company notes that it discloses the nature of the items impacting gross margins on a consolidated basis and provides additional details by segment in the segment operating income portion of Management’s Discussion and Analysis.

Financial reporting segments — Electronics and EDVs, page 35

Segment operating income, page 35

3.                                      We note your Electronics and EDV’s operating income declined by $43.9 million, or 48%, and that this segment’s operating income as a percent of net sales declined from 45.3% in fiscal 2011 to 28.2% in fiscal 2012. It does not appear that your one sentence explanation that follows provides readers with a substantive analysis explaining the reason for this material deterioration in these financial results.  Please note that we requested such an analysis in our prior comment two from our letter dated December 28, 2012 and your response letter dated February 11, 2013 indicated that you agreed to provide such information in future filings. We reiterate our prior comment and ask that you provide us with the discussion and analysis you would have included in your Form 10-K in response to this comment for your comparison of fiscal years 2012 and 2011.

Please also address this comment as it relates to your Transportation and Industrial segment operating results.

Company Response:  The Company respectfully notes that in the disclosures provided in the segment operating income section of Management’s Discussion and Analysis in the 2012 Form 10-K (pages 35 and 36), and as further explained in its response to the Staff’s comment related to “Results of Operations, Gross Profit page 33” above, the Company has provided substantive analysis explaining the reasons for the decline in operating income margins from 2011 to 2012 for the Electronics and EDVs and Transportation and Industrial segments.

Form 10-Q for Fiscal Quarter Ended June 29, 2013

Financial Statements, page 4

4.                                      Please tell us how you considered the guidance in ASU 13-02 for reporting amounts reclassified out of accumulated other comprehensive income.

Company Response:  The Company considered the guidance in ASU 13-02 and concluded that it was not material for disclosure in its June 29, 2013 Form 10-Q.

The Company makes the following acknowledgments:

•                                          That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call John Jaye at Parker Poe Adams & Bernstein LLP ((704) 335-9872) or Rob Whitsett ((704) 587-8412) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Lynn Amos

Lynn Amos
Chief Financial Officer

cc:                    Tracie Towner, Securities and Exchange Commission

Jeanne Baker, Securities and Exchange Commission

John C. Jaye, Parker Poe Adams & Bernstein LLP